Exhibit 21.1
Subsidiaries of the Registrant:

Name	Jurisdiction

Sonics Armenia Holdings, Inc.	Delaware, U.S.

Sonics U.S. Holdings, Inc.	Delaware, U.S.
Sonics SARL*	France
Sonics GmbH*	Germany
*subsidiaries of Sonics U.S. Holdings, Inc.